UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2008

Commission File Number:  001-13944

NORDIC AMERICAN TANKER SHIPPING LIMITED
(Translation of registrant’s name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a letter to shareholders from Herbjørn Hansson, Chairman and CEO of Nordic American Tanker Shipping Limited, issued on September 10, 2008.

Exhibit 1

Nordic American Tanker Shipping Ltd. (NAT)-(NYSE:NAT) Letter to Shareholders from the Chairman and CEO

Hamilton, Bermuda, September 10th 2008

Dear Shareholder,

In my letter to you of July 7 2008 it was indicated that the first half of 2008 would produce excellent results for our company. We were indeed right in this comment as our dividend for 2Q08 announced August 8 was $1.60 per share – a dividend which was paid to shareholders in early September. You will recall that the dividend for the first quarter of 2008 was $1.18 per share.

The strong spot market for our suezmax vessels has continued into the third quarter. We now see that the third quarter of 2008 also can be expected to produce good results. At the time of this writing we would like to inform you that the dividend payment for the third quarter may be expected to be in the order of $1.50 per share – reflecting that our modern suezmax tankers have enjoyed good market conditions during this quarter.

The average spot market rate for modern suezmax tankers, according to the Imarex Tanker Index, was $43,553 per day during August. The average Imarex rate for the first 9 days of September was $48,173 per day. This index is an indication of the level of the spot tanker market. As examples of the solid market, two of our vessels have obtained contracts the last two days at healthy rates. One vessel is expected to generate about $50,000 per day for a voyage lasting for about 35 days and the other one is expected to produce about $40,000 per day for about 50 days. The two voyages are expected to commence in the period September 22/September 24. As of today, 80% to 90% of the income days for the third quarter 2008 has been covered.

There are uncertain times in the international financial markets – above all related to the situation in the US, impacting the equity markets.  One of the top international shipping bankers said in an interview yesterday that it is now much more difficult and expensive than before for shipping companies to finance its existing vessels and/or newbuildings because of the credit crunch. Our company is in a very good position in this environment, as the company has no debt following our issuance of stock in May 2008. To support the further expansion of the company, our credit facility of $500 million is still unused and available. Please remember that the term of the credit facility was extended earlier this year from September 2010 to September 2013 – an extension which has contributed to solidifying the financial platform of our company. The credit facility cannot be reduced by the lenders and there is no repayment obligation during the term of the facility.

A softer oil price is positive for world economic growth and hence for the tanker industry as more transportation capacity is required.

In summary, we are enjoying healthy rates at this time.

The company has paid dividend for 44 consecutive quarters since the autumn of 1997 when the first three vessels in our fleet were delivered. We wish to continue our simple, predictable and transparent operating model with a full pay-out dividend policy.

We thank you for your continued interest in Nordic American and we wish you all the best!

Sincerely,
Herbjørn Hansson
Chairman & Chief Executive Officer

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.

Contacts:

Scandic American Shipping Ltd
Manager for:
Nordic American Tanker Shipping Limited
P.O Box 56, 3201 Sandefjord, Norway
Tel: + 47 33 42 73 00 E-mail:  nat@scandicamerican.com

Rolf Amundsen, Investor Relations
Nordic American Tanker Shipping Limited
Tel: +1 800 601 9079 or + 47 908 26 906

Gary J. Wolfe
Seward & Kissel LLP, New York, USA
Tel: +1 212 574 1223

Turid M. Sørensen, CFO
Nordic American Tanker Shipping Limited
Tel:  + 47 33 42 73 00 or + 47 905 72 927

Herbjørn Hansson, Chairman and Chief Executive Officer
Nordic American Tanker Shipping Limited
Tel:  +1 866 805 9504 or + 47 901 46 291

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKER SHIPPING LIMITED
(registrant)

Dated:  September 10, 2008                                                                         By:  /s/ Herbjørn Hansson
                                                                                                                        Herbjørn Hansson
                              Chairman, Chief Executive Officer and President

SK 01318 0002 917687